Exhibit 99.1

Maris-Tech Receives Contract Expansion for Government Defense Program

Customer exercises option under previously announced prime contractor agreement, indicating confidence in Maris-Tech’s execution and supporting its role in critical ground force systems.

Rehovot, Israel, Aug. 11, 2026 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a global leader in edge computing, AI, and video intelligence solutions for defense applications, today announced that a governmental defense customer has exercised an option under the Company’s previously announced prime contractor agreement for the development and supply of a military standard (“MIL-STD”) vehicle-mounted audio-based system for armored fighting vehicles.

The exercised option expands the existing contract value by approximately $184,000, increasing the aggregate value of the contract to approximately $534,000. The Company believes the exercise of the option reflects the customer’s continued confidence in Maris-Tech’s execution capabilities following the program’s successful progress. Deliveries under the exercised option are expected to be completed in accordance with the overall project schedule.

The original contract, announced on June 26, 2026, marked Maris-Tech’s first engagement as a prime contractor, expanding the Company’s portfolio beyond its established edge video and AI technologies into complementary battlefield systems.

“We believe the customer’s decision to exercise this option reflects confidence in the speed and quality of our response throughout the program,” said Israel Bar, Chief Executive Officer of Maris-Tech. “As we continue executing this project, we believe it further strengthens Maris-Tech’s position as a prime contractor for ground force systems while demonstrating our ability to deliver complete operational solutions that meet demanding military requirements.”

About Maris-Tech Ltd.

Maris-Tech delivers AI-powered edge video solutions for mission-critical defense and security operations, enabling real-time situational awareness, intelligence gathering, and surveillance in bandwidth- and latency-constrained environments. Trusted by leading security organizations, Maris-Tech platforms are deployed across UAVs, UGVs, armored vehicles, and dismounted soldier systems, supporting missions that require ultra-low-latency video processing and onboard AI analytics. From intelligence collection in extreme conditions to AI-driven surveillance and terrain dominance, Maris-Tech masters the AI video pipeline at the edge through best-in-class SWaP-optimized, ruggedized computing solutions.

For more information, visit https://www.maris-tech.com/

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when it is discussing the expected timing and completion of deliveries under the contract, the Company’s continued execution and performance of the project, the potential expansion of its role as a prime contractor and in ground force systems, and the anticipated benefits of the contract and exercised option to the Company’s business. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: its ability to successfully market its products and services, including in the United States; the acceptance of its products and services by customers; its continued ability to pay operating costs and ability to meet demand for its products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; its ability to successfully develop new products and services; its success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; its ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on May 15, 2026, and its other filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO
Tel: +972-72-2424022
Nir@maris-tech.com